Caledonia Mining 3rd Quarter Results 2006

Toronto, Ontario – November 14, 2006: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and AIM:CMCL) is pleased to announce its key financial and operating results for the third quarter ended September 30, 2006.

Operational Highlights

Barbrook Gold Mine – South Africa

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Gold production totaled 1,548 ounces during the quarter (Q3 2005: 1,497 ounces)

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Plant throughput rose steadily during July (13,292 tonnes) and August (12,500 tonnes) until production was disrupted in September by a legal strike between contract labourers and the labour broker resulting in total of 29,092 tonnes (Q3 2005: 20,451] tonnes) for the quarter

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Industrial action at the mine during October impacts on gold production, with only 88 ounces produced, culminating in illegal activities which severely damaged the offices and security buildings.  The mine has now been placed on ‘care and maintenance’ until further notice, whilst a compensation claim is being pursued against the mine’s labour broker.

Blanket Gold Mine - Zimbabwe

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Gold production for the third quarter totaled 6,475 ounces.

Corporate/Financial

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Consideration given for the Blanket Mine purchase was a payment of US$1 million and the issue of 20,000,000 Caledonia shares to Kinross.

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Completed a private placement in July 2006 and raised $2.160 million after expenses through the issue of 17,000,000 common shares and 17,000,000 share purchase warrants.

For the quarter ended September 30, 2006 Caledonia recorded a net loss of $3.074 million ($0.007 per share) compared to a net loss of $2.564 million ($0.008 per share) during the same period in 2005. The loss in 2006 results from ongoing exploration costs, operations at Barbrook, and the normal administration expenses during the quarter.   Included in the loss for the quarter is an unrealized foreign exchange loss of $1.659 million (profit of $125,000 in quarter ended June 30, 2006 and a profit of $104,000 for the quarter ended March 30, 2006) of which Blanket Mine contributed a loss a $1.595 million due to the devaluation of the Zimbabwe dollar in August 2006.

At an operating profit level, Caledonia recorded a profit of $1.524 million for the period ended September 30, 2006 (loss of $1.309 million for the same period in 2005) and a year to date operating loss of $1.982 million in 2006 (loss of $ 4.004 million for the same period in 2005).

Reviewing the quarter, Stefan Hayden, President and CEO, said “The group’s gold production for the quarter began well, with the Barbrook plant nearing the planned throughput target of 15,000 tonnes a month and on target to match the second quarter’s production. However an industrial dispute between the contract labourers and the labour broker impacted on Barbrook’s production in September and unfortunately continued into October. Furthermore the dispute resulted in illegal activities in late October which led to the mine being placed on ‘care and maintenance’ in November.  We are, of course, pursuing a claim for compensation against the labour broker.

The Blanket Mine in Zimbabwe has had a good quarter, with gold production up by 400 ounces and net sales of $4.538 million.  The mine is on track to meet the fourth quarter target.  The expansion project, at shaft 4, is progressing and due for completion in Q3 2007.  This will almost double gold production to 40,000 ounces.

At the Nama cobalt deposit in Zambia, work is progressing well towards producing a NI 43-101 statement on anomalies “A”, “C” & “D” which is expected to be available during December 2006.”

Caledonia Management’s Discussion and Analysis was published on November 14, 2006 and is available on the company’s website: www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.